ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

3 September 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA


03029905

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

Andrew Geddes
Corporate Communications

encls

dlw 9/9



asx announcement

Ventracor Boosts Its Management Team

Sydney, 2 September 2003: As part of Ventracor's (ASX:VCR) commitment to the rapid commercialisation of its VentrAssist ™ technology the company announced today the appointment of Dr Monica Hope as Clinical Trials Manager and Mr David Smullen as Chief Financial Officer.

Dr Hope was previously Regulatory Affairs, Quality Assurance and Clinical Trials Manager with Sirtex Medical Limited (ASX:SRX) where she was instrumental in achieving regulatory approvals from the FDA and attaining the CE mark.

Dr Hope will play a significant role in Ventracor's Pilot Trial and Pivotal Trial programs in Australia, Europe and the US to facilitate the rapid commercialisation of the VentrAssist™ left ventricular assist system (LVAS).

Ventracor also announced the appointment of Mr. Smullen as Chief Financial Officer. Mr Smullen, a Chartered Accountant, has more than 15 years senior national and international financial experience in a range of industries including Group Director – Finance & Company Secretary with a leading telecommunications provider.

For more information, please contact:

Michael Spooner
Ventracor Limited
Managing Director & CEO
02 9406 3088

Julie Meldrum
Ventracor Limited
Manager, Corporate Communications
02 9406 3086 or 0419 228 128